Rochester RESOURCES LTD.

TSX Venture: RCT
OTCBB: RCTFF
Frankfurt: R5I

Suite 1305, 1090 W. Georgia Street, Vancouver, British Columbia, V6C 2Z4 ♦ Phone: 604.685.9316 ♦ Fax: 604.683.1585

NEWS RELEASE   **APRIL 09, 2008**

ROCHESTER PROVIDES EXPLORATION UPDATE

Vancouver, Canada - Rochester Resources Ltd. (TSXV: RCT; OTCBB: RCTFF; FSE: R5I):
Rochester is pleased to present an exploration update on the Company's projects in Nayarit, Mexico.

Highlights:

- Florida Vein System continuation identified at Florida NW for over 1 km
- To date eight vein systems (1 to 3 M width) identified at Florida NW- more than were identified at Florida mine area.
- Drift development has cut Florida 1 vein at Florida NW at 1300 metre level.
- New drift development at Florida NW has defined significant mineralization.
- Second drill rig mobilized to Florida NW from Clavellinos to advance definition drilling.

Florida North West

Rochester is pleased to report success in defining the continuation of the Florida Vein System to the northwest of the Florida Mine through a series of trenches and drift developments (see Figures 1 & 2). Grades from trench sampling at Florida NW are consistent with surface sampling at the Florida Mine at comparable elevations.   The continuation of the vein structure has been identified at surface for greater than one kilometre and the Company believes it may extend substantially further, based on visible identification of quartz vein outcrops.

The company has identified, through excavation and field work, a 3 meter wide vein on surface at Florida NW, to the west of the veins currently being worked on. Follow-up work is required to determine if a new discovery has been made.

Numerous additional veins have also recently been identified at surface, and indicate that the potential for the Florida NW area may be greater than what was initially understood.   Work and sampling continues, and all veins are being followed up to test for mineralization at surface and at depth with the goal of adding resources to the Florida Mine.

As a result of these recent successes and new discoveries at Florida NW, the Company has mobilized all drills (2) to Florida NW and concurrently initiated an aggressive drift development program. The goal of the 2,000 metre drill program is to aid in delineating the vein systems at depth throughout the whole Florida NW area.   Currently, the Company is drilling its 3rd and 4th drill holes. Drill results will be reported once data is received, compiled and validated.

Drift development in the form of a cross cut is taking place at level 1300 at Florida NW to intersect Florida veins 1, 2 and 3. This development work will also provide drill stations for more detailed underground drilling in the future. To date the Company has successfully cut across the Florida 1 vein and anticipates intersecting the Florida 2 and 3 veins shortly. Assay results from this drift development will be reported once data is received, compiled and validated.

Two additional drifts, one trending north, and one trending south, have also been initiated at Florida NW. Both drifts are located at a vein excavated from Trench #3 at the 1385 metre level (see Figures 1 & 2).   Preliminary results have indicated that the vein is strongly mineralized, with widths ranging from 1.1 metres to 1.5 metres, which is encouraging considering the elevation of the vein is 85 metres above the zone of favorable mineralization according to the Company's theoretical model. One hundred metres of drift development assays are pending and should be received and reported within two weeks.

The Company believes that the recent confirmation of mineralization at Florida NW will add substantially to the overall mine life and will be used to provide additional feed for the mill when it ramps up to 300 tpd in mid 2008.

Significant trench samples:

For complete assay results of trenches 1-6 see trench tables at
www.rochesterresources.com/FloridaNWtrench

FLORIDA NW			SGS	
Sample	Location	Width (m)	Au g/t	Ag g/t
32195	Trench #4	0.95	1.8	364
32196	"	1.1	6.84	210
32185	"	0.90	4.54	180
32186	"	0.90	4.81	284
32119	Trench #2	0.65	0.443	210
32120	"	1.20	0.348	202
32121	"	0.70	0.521	336
32122	"	1.25	0.94	174
32123	"	1.40	0.369	254

Anomalous results were received from five of six trenches.

Santa Fe Project

The Company has recently moved the drill rig at the Clavellinos vein system to the Florida NW area after completing two drill holes. Alteration was encountered in both drill holes including a significant fault in the second drill hole which hampered drilling progress. The Company's focus in the short-term is to concentrate its efforts at Florida NW to define and develop the vein structures and to provide additional feed to the mill for the expansion that is scheduled for mid 2008. Drift development is still planned at Clavellinos within the next months by first driving a 50 metre ramp into the vein structure followed by a cross-cut of the mineralized system. This will provide the Company with a representative sample and a more clear understanding of the structure of the area.
Results have been received from the first drill hole. The second hole will be released when results are received, compiled, and validated.

The main objective of the first drill hole was to confirm the theoretical mineralization model in this vein system. The drill hole intersected three veins 40 meters below surface. The three veins were intersected with significant values of gold and silver received; the stock work between the veins had low values due to lixiviation, primarily because the intersection was above the zone of favorable mineralization as defined by the Company's theoretical model (Figure 2).

<u>Highlights from drill hole 1:</u>

- First vein intersected: 3 meters wide grading 1.49 g/t gold and 239 g/t silver;
- Second vein intersected: 0.92 meters wide grading 1.73 g/t gold and 393 g/t silver;
- Third vein intersected: 1.97 meters wide grading 1.29 g/t gold and 736 g/t silver.

The width of the total intersection including stock work was 11.2 meters grading 0 .712 g/t gold and 239 grams g/t silver.

The Company is encouraged to receive these initial values as the intersection is significantly above the favorable zone of mineralization encountered throughout the Project. This may possibly lead to a horizon of mineralization much greater than what is encountered at Florida.

See Table 1 below for details

For more information on Rochester Resources please visit our website at:

www.rochesterresources.com

Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

About Rochester Resources Ltd.:

Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution

We have identified 37 vein structures on our two Projects (Mina Real and Santa Fe) and recently embarked on an aggressive follow-up exploration program including a 7000m drill program and a 2000m drift development program that will determine the next steps for mine development and production levels. Little follow-up work has been completed to date on the vein structures identified across both Projects.

Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development, and strong financial backing to implement and advance our work programs.

ON BEHALF OF THE BOARD

<u>Investor information contact:</u>

"Dr. Alfredo Parra"
Dr. Alfredo Parra, President and CEO

Empire Communications Inc.
Tel: 604-484-0066
Email: info@rochesterresources.com
Website: www.rochesterresources.com

Forward Looking Statements

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

FLORIDA NW



Drift Development at Level 1300
Trench #3 @ Level 1385
Level 1450
Level 1400
Level 1350
Level 1300
Level 1250
Level 1200
Level 1150
Level 1100
Level 1050
Level 1000
Level 950
Favorable Ore Horizon
Intrusive
Florida Mine
Traced on surface for +1 km

FIGURE 1:



FIGURE 2

Clv01-07 Hole



TABLE 1

	Sample		From	To	width	SGS Au g/t	SGS Ag g/t
1	32001	Bno. Clv01-07	0	1.5	1.5	0.008	7
2	32002	"	1.5	3	1.5	0.031	7
3	32003	"	3	4.95	1.95	0.031	6
4	32004	"	4.95	7.18	2.23	0.027	7
5	32005	"	7.18	8.62	1.44	0.007	6
6	32006	"	8.62	9.52	0.9	0.014	6
7	32007	"	9.52	11.65	2.13	0.014	3
8	32008	"	11.65	13.31	1.66	0.017	<3
9	32009	"	13.31	15	1.69	0.016	6
10	32010	"	15	16.02	1.02	0.015	7
11	32011	"	16.02	17.5	1.48	0.019	8
12	32012	"	17.5	19.6	2.1	0.018	5
13	32013	"	19.6	20.6	1	0.017	3
14	32014	"	20.6	23.64	3.04	0.019	4
15	32015	"	23.64	25.5	1.86	0.02	4
16	32016	"	25.5	27.44	1.94	0.01	<3
17	32017	"	27.44	29.34	1.9	0.015	6
18	32018	"	29.34	31.05	1.71	0.096	14
19	32019	"	31.05	33.2	2.15	0.035	8
20	32020	"	33.2	36.2	3	1.49	239
21	32021	"	36.2	37.62	1.42	0.103	23
22	32022	"	37.62	39.28	1.66	0.066	29
23	32023	"	39.28	40.2	0.92	1.73	393
24	32024	"	40.2	42.43	2.23	0.105	31
25	32025	"	42.43	44.4	1.97	1.29	736
26	32026	"	44.4	46.4	2	0.048	20
27	32027	"	46.4	48.07	1.67	0.213	17
28	32028	"	48.07	50	1.93	0.024	12
29	32029	"	50	51.7	1.7	0.015	<3
30	32030	"	51.7	53.3	1.6	<0.005	13
31	32031	"	53.3	55.18	1.88	0.014	14
32	32032	"	55.18	56.95	1.77	0.012	10
33	32033	"	56.95	58.57	1.62	0.007	14
34	32034	"	58.57	59.8	1.23	0.033	16
35	32035	"	59.8	60.5	0.7	0.038	14
36	32036	"	60.5	64.37	3.87	0.026	50
37	32037	"	64.37	66	1.63	0.012	10
38	32038	"	66	67.6	1.6	0.008	5
39	32039	"	67.6	69.6	2	0.012	15
40	32040	"	69.6	71.25	1.65	0.363	64
41	32041	"	71.25	73.03	1.78	0.016	26
42	32042	"	73.03	74.6	1.57	0.013	9
43	32043	"	74.6	76.2	1.6	<0.005	<3
44	32044	"	76.2	77.5	1.3	0.017	<3
45	32045	"	77.5	78.85	1.35	0.014	5